

Mail Stop 6010

December 18, 2007

Via Facsimile and U.S. Mail

Ms. Van Thuy Tran
Chief Executive Officer
Veritec, Inc.
2445 Winnetka Avenue North
Golden Valley, MN   55427

   Re: Veritec, Inc.
     Form 10-KSB for the fiscal year ended June 30, 2006
     Filed November 15, 2006
     Form 10-KSB for the fiscal year ended June 30, 2007
     Filed September 28, 2007
     File No. 0-15113

Dear Ms. Tran:

  We have completed our review of your Forms 10-KSB and related filings and have no further comments at this time.

       Sincerely,

       Martin F. James
       Senior Assistant Chief Accountant